UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42293

PTL Limited

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

PTL Limited Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On March 13, 2026, PTL Limited (the “Company”) received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Nasdaq Minimum Bid Price Requirement”).

As previously disclosed, the Company was notified by Nasdaq on July 18, 2025 that the Company was not in compliance with the Nasdaq Minimum Bid Price Requirement because the closing bid price of its Class A ordinary shares was below $1.00 per share for 30 consecutive business days. The Company had been granted a 180-day extension until January 14, 2026 to regain compliance with the Nasdaq Minimum Bid Price Requirement, which period was extended by a second notification received from Nasdaq on January 20, 2026 for an additional 180 calendar days, or until July 13, 2026 to regain compliance.

Nasdaq has now determined that, for the last 10 consecutive business days, from February 27, 2026 to March 12, 2026, the closing bid price of the Company’s Class A ordinary shares was at or above $1.00 per share, and accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and the prior minimum bid price deficiency matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2026	PTL Limited

	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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